Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Digital Generation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25400B108

(CUSIP Number)

Mario A. Tapanes

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Alex Meruelo Living Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,476
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.2%
14. Type of Reporting Person (See Instructions) OO

Page 2 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Meruelo Investment Partners LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,023,570
8. Shared Voting Power 0
9. Sole Dispositive Power 4,023,570
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,570
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 14.5%
14. Type of Reporting Person (See Instructions) OO

Page 3 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Alex Meruelo
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,023,570
8. Shared Voting Power 0
9. Sole Dispositive Power 4,023,570
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,570
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 14.5%
14. Type of Reporting Person (See Instructions) IN/HC

Page 4 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Introduction

This Amendment No. 3 (“Amendment No. 3”) is jointly filed by and on behalf of Alex Meruelo Living Trust (“Meruelo Trust”), Meruelo Investment Partners LLC (“Meruelo Partners”), and Alex Meruelo to amend the Schedule 13D filed with the Securities and Exchange Commission (“Commission”) on August 20, 2012 (“Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on December 6, 2012 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the Commission on July 1, 2013 (“Amendment No. 2” and together with the Original Schedule 13D and Amendment No. 1, the “Existing Schedule 13D”, and collectively with this Amendment No. 3, the “Schedule 13D” or “statement”) with respect to the subject class of securities. Each term used and not otherwise defined in this Amendment No. 3 shall have the meaning assigned to such term in the Existing Schedule 13D. Except as otherwise provided hereby, each Item of the Existing Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

“The securities covered by this statement were acquired for investment purposes. Each reporting person believes that the subject class of securities is undervalued and represents an attractive investment opportunity.

The reporting persons have engaged in discussions with the issuer, security holders of the issuer, and other persons with respect to the subject class of securities, the issuer, the issuer's industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters.

On November 8, 2012, Meruelo Partners issued a press release related to the issuer, a copy of which is included as Exhibit 99.2 hereto and hereby incorporated herein by reference.

On December 6, 2012, Mr. Meruelo delivered a letter to the issuer, a copy of which is included as Exhibit 99.3 hereto and hereby incorporated herein by reference.

On December 6, 2012, Meruelo Partners issued a press release related to the issuer, a copy of which is included as Exhibit 99.4 hereto and hereby incorporated herein by reference.

On July 8, 2013, Meruelo Partners delivered a letter to the issuer, a copy of which is included as Exhibit 99.5 hereto and hereby incorporated herein by reference.

On July 11, 2013, the issuer delivered a letter to Meruelo Partners in response to the letter dated July 8, 2013, a copy of which is included as Exhibit 99.6 hereto and hereby incorporated herein by reference.

On July 16, 2013, Meruelo Partners issued a press release related to the issuer, a copy of which is included in Exhibit 99.7 hereto and hereby incorporated herein by reference.

On July 16, 2013, the Meruelo Trust delivered a letter to the issuer, a copy of which is included in Exhibit 99.8 hereto and hereby incorporated herein by reference.

Each reporting person plans and proposes to review and analyze such reporting person's interest in the issuer on a continuing basis and continue to engage in such discussions, as well as discussions with the issuer, the issuer's directors and officers and other persons related to the issuer, as such reporting person deems necessary or appropriate in connection with such reporting person's interest in the issuer.

Page 5 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Depending upon the factors described below and any other factor that is or becomes relevant, each reporting person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the issuer, derivative securities related to securities of the issuer or other securities related to the issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer-Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the issuer, officers, directors, and security holders of the issuer and other persons related to the issuer with respect to Issuer-Related Securities, the issuer, the issuer's industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the issuer's business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the issuer; (g) make a proposal or proposals to request that the issuer and/or the security holders of the issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the issuer's financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the reporting persons with respect to the issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the issuer, the issuer's board of directors, other security holders of the issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Except as otherwise described herein, no reporting person currently has any plan or proposal that relates to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. However, each reporting person may, at any time and from time to time, plan or propose to effect or cause an action or actions relating to or resulting in one or more of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.”

Remainder of Page Intentionally Left Blank. Signature Page(s) to Follow.

Page 6 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date: July 16, 2013	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo
	Title:	Trustee

Meruelo Investment Partners LLC

Date: July 16, 2013	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo
	Title:	Chief Executive Officer

Alex Meruelo

Date: July 16, 2013	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

Page 7 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit Index

Exhibit
Reference	Description
99.2	Press Release dated November 8, 2012 (incorporated by reference to Exhibit 1 to the Schedule 14A filed by Alex Meruelo on November 8, 2012)
99.3	Letter dated December 6, 2012 (incorporated by reference to Exhibit 2 to the Schedule 14A filed by Alex Meruelo on December 7, 2012)
99.4	Press Release dated December 6, 2012 (incorporated by reference to Exhibit 3 to the Schedule 14A filed by Alex Meruelo on December 7, 2012)
99.5	Letter dated July 8, 2013 (furnished herewith)
99.6	Letter dated July 11, 2013 (furnished herewith)
99.7	Press Release dated July 16, 2013 (furnished herewith)
99.8	Letter dated July 16, 2013 (furnished herewith)

Remainder of Page Intentionally Left Blank. Exhibit(s) to Follow.

Page 8 of 8 Pages